
07003030

SEC[illegible] [illegible]ISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 041331 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independence Capital Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 0 9 2007
THOMSON FINANCIAL

5579 Pearl Road, Suite 100
(No. and Street)

Cleveland (City) Ohio (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas G. Scheiman (440) 885-0100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Serivces, Ltd. fka Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name* )

800 Westpoint Parkway, Suite 1100 (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Thomas G. Scheiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independence Capital Co., Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENCE CAPITAL CO., INC.

DECEMBER 31, 2006

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT .......... 2

STATEMENT OF FINANCIAL CONDITION
December 31, 2006 .......... 3

STATEMENT OF INCOME
Year ended December 31, 2006 .......... 4

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2006 .......... 5

STATEMENT OF CASH FLOWS
Year ended December 31, 2006 .......... 6

NOTES TO THE FINANCIAL STATEMENTS .......... 7 - 10

SUPPLEMENTAL INFORMATION .......... 11 - 13

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5 .......... 14 - 15



Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*



SHAREHOLDERS
INDEPENDENCE CAPITAL CO., INC.

## Independent Auditors' Report

We have audited the accompanying statement of financial condition of Independence Capital Co., Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independence Capital Co., Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services, Ltd.

February 16, 2007
Westlake, Ohio







## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2006

### ASSETS

| | |
|---|---|
| CASH AND CASH EQUIVALENTS | $ 58,056 |
| RESTRICTED CASH | 15,000 |
| COMMISSIONS RECEIVABLE | 53,689 |
| PREPAID EXPENSES | 1,807 |
| MARKETABLE SECURITIES OWNED - AT MARKET VALUE | 37,840 |
| FURNITURE AND EQUIPMENT - AT COST, $16,746 LESS ACCUMULATED DEPRECIATION OF $9,961 | 6,785 |
| | $ 173,177 |

### LIABILITIES

| | |
|---|---|
| ACCOUNTS PAYABLE AND ACCRUED EXPENSES | $ 9,965 |
| COMMISSIONS PAYABLE | 45,278 |
| | 55,243 |

### SHAREHOLDERS' EQUITY

| | |
|---|---|
| COMMON STOCK No par value, 750 shares authorized, 500 issued and outstanding | 500 |
| ADDITIONAL PAID-IN CAPITAL | 75,166 |
| RETAINED EARNINGS | 42,268 |
| | 117,934 |
| | $ 173,177 |

*The accompanying notes are an integral part of these statements.*

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| REVENUE | |
| Commissions and fees | $ 770,933 |
| Trading gains – Net | 3,837 |
| Interest and dividends | 4,975 |
| | 779,745 |
| EXPENSES | |
| Commissions, employee compensation, and benefits | 604,244 |
| Communications and data processing | 9,794 |
| Professional fees | 88,434 |
| Floor brokerage, exchange, and clearance fees | 15,264 |
| Occupancy | 10,041 |
| Other | 33,797 |
| | 761,574 |
| NET INCOME | $ 18,171 |

*The accompanying notes are an integral part of these statements.*

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | TOTAL |
|---|---|---|---|---|
| BALANCE – JANUARY 1, 2006 | $ 500 | $ 75,166 | $ 28,097 | $ 103,763 |
| NET INCOME | | | 18,171 | 18,171 |
| LESS: SHAREHOLDERS' DISTRIBUTIONS | | | (4,000) | (4,000) |
| BALANCE – DECEMBER 31, 2006 | $ 500 | $ 75,166 | $ 42,268 | $ 117,934 |

*The accompanying notes are an integral part of these statements.*

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| CASH FLOW PROVIDED FROM OPERATING ACTIVITIES | |
| Net income | $ 18,171 |
| Adjustments to reconcile net income to net cash provided from operating activities | |
| Depreciation | 1,752 |
| Increase (decrease) in cash resulting from changes in operating assets and liabilities | |
| Commissions receivable | (7,467) |
| Marketable securities owned – Net | (14,500) |
| Prepaid expenses | (912) |
| Other assets | 9,460 |
| Accounts payable and accrued expenses | 3,124 |
| Commissions payable | (3,234) |
| Net cash provided from operating activities | 6,394 |
| CASH FLOW USED IN INVESTING ACTIVITIES | |
| Acquisition of furniture and equipment | (2,440) |
| CASH FLOW USED IN FINANCING ACTIVITY | |
| Payment of shareholders' distribution | (4,000) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (46) |
| CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR | 73,102 |
| CASH AND CASH EQUIVALENTS – END OF YEAR | $ 73,056 |

*The accompanying notes are an integral part of these statements.*

## NOTES TO THE FINANCIAL STATEMENTS

### 1. ORGANIZATION

Independence Capital Co., Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the States of Ohio, Florida, Indiana, Michigan, New York, and Pennsylvania, and is a member of the National Association of Securities Dealers, Inc. (NASD), engaging in the selling of mutual funds and other securities.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has $15,000 of an interest bearing deposit with its clearing broker pursuant to its clearing agreement.

Depreciation

The Company uses the straight-line method of depreciation using estimated useful lives of three to ten years.

Income Taxes

The Company has elected to be treated as an S corporation as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided; however, the Company is liable for any local income taxes.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable Securities Owned

Proprietary securities transactions in regular-way trades are recorded at market value on the trade date, as if they had settled.

Marketable securities owned consist of trading securities as defined by Statement of Financial Accounting Standards (SFAS) No. 115. In accordance with SFAS 115, these securities are reported at market value with unrealized gains and losses reported in operations in the year in which they occur. Unrealized gain on investments of $3,837 is included in trading gains – net in the statement of income.

In September 2006, Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157, *Fair Value Measurements*. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosure about fair value measurements. SFAS 157 applies to fair value measurements already required or permitted by existing standards. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosure about fair value measurements. Management is currently evaluating the impact the adoption of SFAS 157 will have on the financial statements.

Commissions

Commissions, brokerage, and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Credit Policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable, net of trading costs, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, writes off the portion, if any, of the balance that will not be collected. In the opinion of management, at December 31, 2006, all commissions were considered collectible and no allowance was necessary.

3. RELATED PARTY TRANSACTIONS

The Company utilizes a related company to provide administrative, accounting, and monthly compilation services at the rate of $1,350 per month. Payment for these professional services amounted to $16,200 for 2006.

The Company leases its main office for $750 per month from a related party pursuant to a month-to-month operating lease. Rent expense was $9,000 in 2006. Monthly rental increased to $825 in 2007.

4. EMPLOYEE BENEFIT PLAN

The Company maintains a qualified noncontributory defined contribution plan covering substantially all its employees. Contributions are determined at the discretion of management. There was no contribution to the plan for the year ended December 31, 2006.

5. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $93,789, which was $43,789 in excess of its required net capital of $50,000.

NOTES TO THE FINANCIAL STATEMENTS

5. NET CAPITAL PROVISION OF RULE 15c3-1 (Continued)

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2006, the ratio was .59 to 1.

6. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2006

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total shareholders' equity from statement of financial condition | | $ 117,934 |
| Less: Non-allowable assets | | |
| Commissions receivable – Unsecured and 12b(1) fees – Net of payables | $ 8,416 | |
| Furniture and equipment – Net of accumulated depreciation | 6,785 | |
| Prepaid expenses | 1,807 | 17,008 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES | | 100,926 |
| Haircuts on securities | | 7,137 |
| NET CAPITAL | | $ 93,789 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION | | $ 55,243 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS | | $ 3,683 |
| MINIMUM REQUIRED NET CAPITAL | | $ 50,000 |
| NET CAPITAL REQUIREMENT | | $ 50,000 |
| EXCESS NET CAPITAL | | $ 43,789 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | .59 to 1 |

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2006, filed with the Securities and Exchange Commission and the amount included in the above calculation is not required as there are no audit adjustments.

The Company's unaudited Form X-17a-5 as of December 31, 2006, filed with the Securities and Exchange Commission, does not agree to the above Computation of Net Capital. The difference is due to a change in the computation of aggregate indebtedness. The difference does not effect the net capital requirement.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.





Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 fax

SHAREHOLDERS
INDEPENDENCE CAPITAL CO., INC.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Independence Capital Co., Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


an independent member of
BAKER TILLY
INTERNATIONAL




Service
Quality
Innovation
and Fun

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services, Ltd.

February 16, 2007
Westlake, Ohio